UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2011
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                .......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).                              …………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2011	By:
STENA AB (PUBL.)
/s/ Staffan Hultgren

	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to our future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in International Financial Reporting Standards, IFRS;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in our business strategy; and
-	other risk factors listed in the reports we furnish to or file with the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three month periods ended September 30, 2010, and September 30, 2011	3

Condensed Consolidated Income Statements for the nine month periods ended September 30, 2010, and September 30, 2011	4

Consolidated Statements of Comprehensive Income for the nine month periods ended September 30, 2010 and September 30, 2011	5

Condensed Consolidated Balance Sheets as of December 31, 2010 and September 30, 2011	6

Consolidated Statements of Changes in Shareholders’ Equity for the nine month periods ended September 30, 2010 and September 30, 2011	7

Condensed Consolidated Statements of Cash Flow for the nine month periods ended September 30, 2010, and September 30, 2011	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 22

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	23- 27

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	September 30, 2010	September 30, 2011
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	3,061	3,390	499
Drilling	2,070	1,466	216
Shipping	619	598	88
Property	600	594	87
New Businesses	1,016	1,029	151
Other	1	4	1
Total revenues	7,367	7,081	1,042

Net valuation on investment properties	144	147	22
Net gain on sales of assets	11	2	0
Total other income	155	149	22

Direct operating expenses:
Ferry operations	(2,009)	(2,396)	(353)
Drilling	(728)	(586)	(86)
Shipping	(634)	(411)	(61)
Property	(191)	(151)	(22)
New Businesses, Adactum	(726)	(753)	(111)
Other	-	(3)	0
Total direct operating expenses	(4,288)	(4,300)	(633)

Selling and administrative expenses	(858)	(805)	(119)
Depreciation and amortization	(939)	(953)	(140)

Total operating expenses	(6,085)	(6,058)	(892)

Income from operations	1,437	1,172	172
Financial income and expense:
Share of affiliated companies’ results	(13)	15	2
Dividends received	3	13	2
Gain (loss) on securities, net	158	(434)	(64)
Interest income	125	94	13
Interest expense	(440)	(505)	(74)
Foreign exchange gains/(losses), net	(30)	23	3
Other financial expense, net	(63)	25	4

Total financial income and expense	(260)	(769)	(114)

Income before taxes	1,177	403	58
Income taxes	(26)	(175)	(26)

Net income	1,151	228	32
Earnings attributable to:
Equity holders of the Parent Company	1,142	223	31
Non-controlling interest	9	5	1
Net income	1,151	228	32

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Nine month period ended
	September 30, 2010	September 30, 2011
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,174	7,558	1,113
Drilling	5,846	5,115	753
Shipping	1,979	2,100	309
Property	1,792	1,767	260
New Businesses, Adactum	3,411	3,423	504
Other	6	8	1
Total revenues	20,208	19,971	2,940

Net valuation on investment properties	318	194	29
Net gain on sales of assets	15	26	4
Total other income	333	220	33

Direct operating expenses:
Ferry operations	(5,262)	(5,694)	(838)
Drilling	(2,033)	(2,047)	(301)
Shipping	(1,811)	(1,606)	(236)
Property	(653)	(596)	(88)
New Businesses	(2,446)	(2,458)	(362)
Other	(1)	(4)	(1)
Total direct operating expenses	(12,206)	(12,405)	(1,826)

Selling and administrative expenses	(2,454)	(2,457)	(362)
Depreciation and amortization	(2,729)	(2,668)	(393)

Total operating expenses	(17,389)	(17,530)	(2,581)

Income from operations	3,152	2,661	392
Financial income and expense:
Share of affiliated companies’ results	(5)	30	4
Dividends received	32	50	7
Gain (loss) on securities, net	5	(242)	(36)
Interest income	357	332	48
Interest expense	(1,359)	(1,415)	(208)
Foreign exchange gains, net	47	23	3
Other financial expense, net	(233)	(164)	(24)

Total financial income and expense	(1,156)	(1,386)	(206)

Income before taxes	1,996	1,275	186
Income taxes	(129)	(246)	(36)

Net income	1,867	1,029	150
Earnings attributable to:
Equity holders of the Parent Company	1,869	1,005	146
Non-controlling interest	(2)	24	4
Net income	1,867	1,029	150

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Nine months period ended September 30,
	2010	2011	2011
	SEK	SEK	$
	(in millions)

Result for the period	1,867	1,029	150

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(85)	(226)	(34)
Cash flow hedges, net of tax	31	(748)	(111)
Currency translation differences	(1,738)	99	14
Equity hedge, net of tax	159	(118)	(18)
Equity method	(50)	-	-
Total comprehensive income for the period	184	7	1

Total comprehensive income attributable to:
- owners of the Parent company	192	7	1
- Non-controlling interest	(8)	0	0
	184	7	1

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2010	September 30, 2011
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	2,566	3,104	457
Tangible fixed assets:
Vessels	28,753	35,756	5,264
Construction in progress	6,541	6,225	917
Equipment	2,462	2,237	329
Buildings and land	841	883	130
Ports	1,042	1,011	149
Total tangible fixed assets	39,639	46,112	6,789
Property	24,148	25,244	3,716
Financial fixed assets:
Investment in associated companies	1,205	1,234	182
Investment in SPEs	6,175	4,389	646
Marketable securities	4,130	3,184	469
Other assets	4,880	4,309	634
Total financial fixed assets	16,390	13,116	1,931
Total noncurrent assets	82,743	87,576	12,893
Current assets:
Inventories	645	630	93
Trade debtors	2,754	3,057	450
Other receivables	1,116	1,126	166
Prepaid expenses and accrued income	1,888	1,521	224
Short-term investments	4,127	2,990	440
Cash and cash equivalents	1,665	1,563	230
Total current assets	12,195	10,887	1,603

Total assets	94,938	98,463	14,496

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(1,096)	(2,118)	(311)
Retained earnings	27,709	30,021	4,420
Net Income	2,566	1,029	150
Non-controlling interests	264	201	30
Total shareholders’ equity	29,448	29,138	4,290
Noncurrent liabilities:
Deferred income taxes	4,057	4,078	600
Pension liabilities	1,088	904	133
Other provisions	1,492	1,428	210
Long-term debt	38,190	41,513	6,112
Debt in SPEs	5,140	4,135	609
Senior notes	6,256	6,370	938
Capitalized lease obligations	1,644	1,580	233
Other noncurrent liabilities	946	1,256	185
Total noncurrent liabilities	58,813	61,264	9,020
Current liabilities:
Short-term debt	1,649	1,608	237
Capitalized lease obligations	225	228	34
Trade accounts payable	1,313	1,809	266
Income tax payable	130	130	19
Other current liabilities	1,024	1,957	287
Accrued costs and prepaid income	2,336	2,329	343
Total current liabilities	6,677	8,061	1,186

Total shareholders’ equity and liabilities	94,938	98,463	14,496

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Non-controlling interest	Total Equity

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Acquired minority					97	97
Exchange differences arising on the translation of foreign operations, net of tax		(1,732)		(1,732)	(6)	(1,738)
Change in hedging reserve, net of tax
- bunker hedge		(32)		(32)		(32)
- interest swap hedge		63		63		63
Change in fair value reserve, net of tax		(85)		(85)		(85)
Change in net investment hedge, net of tax		159		159		159
Equity method			(50)	(50)		(50)
Net income recognized directly in equity		(1,627)	(50)	(1,677)	(6)	(1,683)
Net income			1,869	1,869	(2)	1,867
Total recognized income and expense		(1,627)	1,819	192	(8)	184
Dividend			(316)	(316)		(316)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of September 30, 2010	5	(847)	29,576	28,734	400	29,134

Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448
Acquisition of subsidiary					(33)	(33)
Subsidiary´s distribution					(30)	(30)
Exchange differences arising on the translation of foreign operations, net of tax		95		95	(24)	71
Change in hedging reserve, net of tax
- bunker hedge		24		24		24
- interest swap hedge		(773)		(773)		(773)
Change in fair value reserve, net of tax		(226)		(226)		(226)
Change in net investment hedge, net of tax		(118)		(118)		(118)
Net income recognized directly in equity		(998)		(998)	(24)	(1,022)
Net income			1,005	1,005	24	1,027
Total recognized income and expense		(998)	1,005	7	0	7
Dividend			(240)	(240)		(240)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of September 30, 2011	5	(2,094)	31,026	28.937	201	29,138

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine month period ended
	September 30, 2010	September 30, 2011
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,867	1,029	152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,729	2,668	393
Net valuation of investment properties	(318)	(194)	(29)
Gain on sale assets	(15)	(26)	(4)
(Gain) losses on securities, net	(5)	242	36
Unrealized foreign exchange (gains) losses	(90)	(96)	(14)
Deferred income taxes	3	90	13
Provision for pensions	(159)	(163)	(24)
Net cash flows from trading securities	(131)	156	23
Share of affiliated companies results	5	(30)	(4)
Dividend from affiliated companies	-	10	1
Other non-cash items	(163)	65	9
Receivables	(228)	(53)	(8)
Prepaid expenses and accrued income	21	447	66
Inventories	(37)	28	4
Trade accounts payable	(177)	327	48
Accrued costs and prepaid income	(9)	(67)	(10)
Income tax payable	(23)	(3)	0
Other current liabilities	212	232	34
Net cash provided by operating activities	3,482	4,662	686

Net cash flows from investing activities:
Purchase of intangible assets	(21)	(31)	(5)
Cash proceeds from sale of property, vessels and equipment	179	134	20
Capital expenditure on property, vessels and equipment	(7,758)	(8,883)	(1,308)
Purchase of subsidiaries, net of cash acquired	(127)	(164)	(24)
Investment in affiliated companies	-	(12)	(2)
Proceeds from sale of securities	4,053	4,776	703
Purchase of securities	(3,428)	(2,580)	(380)
Other investing activities	32	(114)	(16)
Net cash used in investing activities	(7,070)	(6,874)	(1,012)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,174	323	47
Principal payments on debt	(5,232)	(2,087)	(307)
Net change in borrowings on line-of-credit agreements	4,641	3,353	494
Proceeds from new capitalized lease obligations	662	-	-
Principal payments on capital lease obligations	(47)	(100)	(15)
Net change in restricted cash accounts	(360)	919	135
Dividend paid	(316)	(240)	(35)
Other financing activities	(131)	(152)	(22)
Net cash provided by financing activities	4,391	2,016	297

Effect of exchange rate changes on cash and cash equivalents	(85)	94	14

Net change in cash and cash equivalents	718	(102)	(15)

Cash and cash equivalents at beginning of period	1,183	1,665	245

Cash and cash equivalents at end of period	1,901	1,563	230

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended September 30, 2011 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on September 30, 2011, of $1 = SEK 6.7925.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2010, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

	(SEK in millions)	Three month period		Nine month period
		ended September 30,		ended September 30,
		2010	2011	2010	2011
	Income from operations:
	Ferry operations	544	404	383	173
	Drilling	632	343	1,867	1,439
Shipping:	Roll-on/Roll-off vessels	5	46	45	112
	Tanker operations	(135)	(65)	(286)	(195)
	Other shipping	(17)	2	(9)	64
	Total shipping	(147)	(17)	(250)	(19)
	Property:	364	392	1,000	1,026
	Net gain on sale of properties	6	(1)	10	(1)
	Net valuations on investment properties	144	147	318	194
	Total property	514	538	1,328	1,219
	New Businesses, Adactum	33	18	125	168
	Other	(139)	(114)	(301)	(319)

	Total	1,437	1,172	3,152	2,661

	(SEK in millions)	Three month periods		Nine month periods
		ended September 30,		ended September 30,
		2010	2011	2010	2011
	Depreciation and amortization:
	Ferry operations	295	331	850	949
	Drilling	532	438	1,535	1,286
Shipping:	Roll-on/Roll-off vessels	27	46	98	134
	Tanker operations	23	82	65	125
	Other shipping	2	2	7	6
	Total shipping	52	130	170	265
	Property	-	1	-	3
	New Businesses, Adactum	52	49	161	152
	Other	8	4	13	13

	Total	939	953	2,729	2,668

	(SEK in millions)	Nine month periods ended September 30,
		2010	2011
	Capital expenditures:
	Ferry operations	3,434	1,699
	Drilling	2,915	874
Shipping:	Roll-on/Roll-off vessels	473	420
	Tanker operations	196	4,712
	Other shipping	5	40
	Total shipping	674	5,172
	Property	480	962
	New Businesses, Adactum	249	173
	Other	6	3

	Total	7,758	8,883

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first nine months of 2011

During the Autumn of 2010, Stena Line entered into an agreement to acquire the Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark. The travel agency was acquired as of January 1, 2011.

Stena Line has entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. This means that Stena Line as from January 2011 also can offer freight services between Denmark and UK.

Stena Line has as of December 1, 2010 acquired from DFDS two routes on the Irish Sea: Liverpool–Belfast and Heysham–Belfast. Since the acquisition was subject to a formal approval from the Irish and British competition authorities, these routes were held separately from our other business until the approval was given, which occurred  in the end of June 2011., The two routes have been consolidated as from the third quarter 2011.

Stena Transporter and Stena Transit, two new built Ropax vessels, were delivered in January 2011 and September 2011 from Samsung Heavy Industries in Korea. The vessels are in operation on the Hoek van Holland and Killingholme route.

In February, 2011 the vessel Highlanders (previously called Stena Traveller) was delivered to the Canadian company Marine Atlantic Inc. on a charter for a minimum of five years. Highlanders has been rebuilt in the same way as her sister vessel Blue Puttees (previously called Stena Trader), which was delivered in December 2010, meaning that the vessel has been shortened by 12 meters and has had its passenger capacity increased. Blue Puttees and Highlanders will operate between North Sydney, Nova Scotia and Port aux Basque, Newfoundland.

Stena Bulk A/S and Dannebrog Rederi A/S signed a joint venture agreement on March 25, 2011 regarding the ownership in Stena Weco A/S.  The new joint venture, which commenced operation as of April 11, 2011, charters and operates a fleet of 30-40 “MR” (Handy and Medium Range) product tankers.

In March 2011, the drilling rig Stena Tay was sold and the rig was delivered on October 13, 2011.

In April 2011 Stena RoRo acquired the vessel Dublin Seaways from DFDS for EUR 24 million. The vessel has been renamed Stena Feronia.

In May 2011 three LNG (Liquefied Natural Gas) vessels were acquired by our tanker business for a total purchase price of USD 667 million. The first vessel, Bluesky, was built in 2006 and is on a charter to Gazprom for 22 months. The second and third vessels, Clearsky and Crystalsky, are newly built and were delivered in May 2011. The two latter are now on charter to BP and British Gas as from July 2011.

In May 2011 three vessels, Stena Leader, Stena Pioneer and Stena Seafarer were sold for an aggregate profit of SEK 26 million.

In May 2011, the English Court of Appeals affirmed a High Court ruling that contributions to repair the deficit in the Merchant Navy Ratings Pension Fund can be required from any company that has participated in the Fund, including companies that no longer employ any members. In the late 1990s, the Fund was found to have a deficit. Stena Line has been providing funds to reduce the deficit. As a result of the Court of Appeals decision, the non-contributing employers also will be required to contribute funds to reduce the deficit and the Company's future contributions will be significantly reduced.

In July 2011, the vessel Stena Lynx was sold for a price of EUR 3.8 million. Delivery took place in October 2011.

Stena AB and Consolidated Subsidiaries

On September 7, 2011, we took delivery of the newly built Suezmax vessel Stena Superior from the Samsung shipyard in Korea.

We have successfully entered into a new contract for our drilling unit Stena DrillMAX with commencement in direct continuation of its current contract; i.e. from early 2012, and an estimated duration of 15 – 18 months plus four one-well options.

Stena Property sold one property for SEK 85 million during the first quarter of 2011 and in July 2011 a property in London was purchased for an amount of GBP 35 million.

SUBSEQUENT EVENTS

On October 13, 2011, we delivered the drilling rig Stena Tay for a consideration of USD 490 million. The Stena Tay joined the Stena Drilling fleet in 1999 and has operated in various locations worldwide, including in the US Gulf of Mexico, Brazil, Angola and Nigeria.

The new port Loch Ryan was opened on November 25, 2011 and the Cairnryan-Belfast route will be operated with two chartered in superfast ferries.

A new contract has been entered into for Stena Clyde. The drilling unit is currently in transit to South Eastern Australia where it will commence work offshore in the first quarter of 2012. Stena Clyde is contracted until the fourth quarter of 2012.  In addition the client has four one-well options.

The drilling unit Stena Spey has been awarded a contract that will commence in the first quarter of 2012 and continue until the middle of the fourth quarter of 2012.

On November 25, 2011, we took delivery of the newly built Suezmax vessel Stena Suede from the Samsung shipyard in Korea.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the nine-month period ended September 30, 2011, approximately 31% of our total revenues were generated in U.S. dollars and approximately 29% were generated in SEK.

In the nine-month period ended September 30, 2011, approximately 29% of our total expenses were incurred in U.S. dollars and approximately 31% were generated in SEK. The reported gross revenues and expenses were influenced by changes in currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	July-September 2010	July-September 2011	Change	Jan-September 2010	Jan- September 2011	Change

US $	7.31	6.45	(12)%	7.35	6.41	(13)%
British pound	11.27	10.39	(8)%	11.26	10.35	(8)%
Euro	9.51	9.09	(4)%	9.65	9.01	(7)%

Closing rates:	As of Dec 31, 2010	As of September 30, 2011	Change

US $	6.7273	6.8228	1%
British pound	10.4942	10.6589	2%
Euro	9.0089	9.1736	2%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2011, COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2010

Revenues

Total revenues decreased SEK 286 million, or 4%, in the three months ended September 30, 2011 to SEK 7,081 million from SEK 7,367 million in the three months ended September 30, 2010, as a result of decreased revenues in all segments except for the ferry and New Businesses, Adactum operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 329 million, or 11%, in the three months ended September 30, 2011, to SEK 3,390 million from SEK 3,061 million in the three months ended September 30, 2010, mainly due to increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by reduced revenues from onboard sales as a consequence of lower car and passenger volumes together with the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 604 million, or 29%, in the three months ended September 30, 2011, to SEK 1,466 million from SEK 2,070 million in the three months ended September 30, 2010, mainly reflecting the weakening of the U.S. dollar against the SEK together with reduced revenues for Stena Tay, which was on SPS, before the sale of Stena Tay in October, as from June 2011. In local currency revenues decreased 21% in the three months ended September 30, 2011, compared to the same period last year for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 21 million, or 3%, in the three months ended September 30, 2011, to SEK 598 million from SEK 619 million in the three months ended September 30, 2010.

Revenues from Tanker operations decreased SEK 93 million, or 19%, in the three months ended September 30, 2011, to SEK 397 million from SEK 490 million in the three months ended September 30, 2010, mainly due to the fact that as from April, 2011, 14 MR (“Handy and Medium Range”) vessels are operating in the joint venture Stena Weco A/S, in which operating results are reported as a net revenue. The operating results from these vessels, were previously reported gross, with revenues and operating expenses. Revenues also decreased as an effect of the weakening of the U.S. dollar against the SEK, offset by revenues generated from our three LNG vessels one of which was put into operation in May 2011, with the other two put in operation in July 2011. In local currency, revenues decreased 3% in the three months ended September 30, 2011, compared to the same period prior year. In the three months ended September 30, 2011, the Company operated an average of 28 tankers (chartered in or owned), compared to an average of 30 tankers in the three months ended September 30, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 56 million, or 62%, in the three months ended September 30, 2011, to SEK 146 million from SEK 90 million in the three months ended September 30, 2010, mainly due to two new charter contracts with Marine Atlantic for the vessels Highlanders and Blue Puttees and a new charter contract for the vessel Stena Feronia, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 16 million, or 41%, in the three months ended September 30, 2011, to SEK 55 million from SEK 39 million in the three months ended September 30, 2010.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 6 million, or 1%, in the three months ended September 30, 2011 to SEK 594 million from SEK 600 million in the three months ended September 30, 2010,  mainly due to a lower number of properties owned together with the weakening of the Euro against the SEK.

New Businesses, Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 13 million, or 1%, in the three months ended September 30, 2011, to SEK 1,029 million from SEK 1,016 million in the three months ended September 30, 2010, mainly due to increased revenues from Ballingslöv International AB (publ) (“Ballingslöv”) due to higher volumes, together with increased revenues from Blomsterlandet AB (“Blomsterlandet”), which has increased its market share and also increased its number of shops, offset by the strengthening of the SEK, mostly affecting Envac AB (“Envac”). Of the total revenues in the three months ended September 30, 2011, SEK 538 million related to Ballingslöv, SEK 211 million related to Blomsterlandet, SEK 261 million related to Envac and SEK 19 million related to Stena Renewable AB (“Stena

Stena AB and Consolidated Subsidiaries

Renewable”), as compared to SEK 499 million related to Ballingslöv, SEK 187 million related to Blomsterlandet, SEK 308 million related to Envac and SEK 22 million related to Stena Renewable in the three months ended September 30, 2010.

Other income

Net valuation on investment property. As a result of a revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 147 million for the three months ended September 30, 2011, as compared to gains of SEK 144 million for the three months ended September 30, 2010, mainly as a result of an increase in investment property market values on the Swedish property market, offset by a minor decrease in investment property market values on the Dutch property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2011, gains of SEK 2 million were recorded on the sale of the RoPax vessels Stena Leader, Stena Pioneer and Stena Seafarer. In the three months ended September 30, 2010, gains of SEK 5 million were recorded on the sale of the RoPax vessel Götaland.

Net Gain on Sale of Properties. In the three months ended September 30, 2011 no gain on sale of properties was recorded. In the three months ended September 2010, gains of SEK 6 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 12 million in the three months ended September 30, 2011, to SEK 4,300 million from SEK 4,288 million in the three months ended September 30, 2010, mainly as a result of increased operating expenses in the ferry and New Businesses, Adactum operations, offset by the weakening of the Euro, U.S. dollar and the GBP against the SEK together with lower operating expenses in the shipping, drilling and property operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 387 million, or 19%, in the three months ended September 30, 2011, to SEK 2,396 million from SEK 2,009 million in the three months ended September 30, 2011. The increase mainly reflects higher product costs due to the consolidation of the Danish travel agency DTF as from January 1, 2011, and increased expenses for bunker fuel, offset by lower ship costs due to rationalization with less vessels in operation, together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the three months ended September 30, 2011, were 71% of revenues, as compared to 66% for the three months ended September 30, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 142 million, or 20%, in the three months ended September 30, 2011, to SEK 586 million from SEK 728 million in the three months ended September 30, 2010. The decrease mainly reflects reduced expenses for Stena Tay, which has been on SPS as from June 2011, together with the weakening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2011 were 40% of drilling revenues, as compared to 35% for the three months ended September 30, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 223 million, or 35%, in the three months ended September 30, 2011 to SEK 411 million from SEK 634 million in the three months ended September 30, 2010.

Direct operating expenses associated with Tanker operations decreased SEK 222 million, or 39%, in the three months ended September 30, 2011, to SEK 346 million from SEK 568 million in the three months ended September 30, 2010, mainly due to the fact that as from April 2011  14 MR vessels are operating under the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The operating results from these vessels were previously reported gross, with revenues and operating expenses. The operating expenses also decreased as an effect of the weakening of the U.S. dollar against the SEK, offset by increased expenses generated from our three LNG vessels, one of which was put into operation in May 2011, with the other two put in operation in July 2011. Direct operating expenses for crude oil operations for the three months ended September 30, 2011, were 87% of revenues, as compared to 116% for the three months ended September 30, 2010. Direct operating expenses for Tanker operations include time-charter costs, which normally are fixed for periods between six months and up to five years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 4 million, or 8%, in the three months ended September 30, 2011, to SEK 46 million from SEK 50 million in the three months ended September 30, 2010, mainly due to the weakening of the Euro against the SEK, offset by increased costs of operating the vessels. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2011, were 32% of revenues, as compared to 56% for the three months ended September 30, 2010.

Direct operating expenses with respect to Other Shipping increased SEK 3 million, or 19%, in the three months ended September 30, 2011 to SEK 19 million from SEK 16 million in the three months ended September 30, 2010. Direct operating expenses for Other Shipping for the three months ended September 30, 2011 were 35% of revenues, as compared to 41% for the three months ended September 30, 2010.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 40 million, or 21%, in the three months ended September 30, 2011, to SEK 151 million from SEK 191 million in the three months ended September 30, 2010, mainly due to reduced operating expenses as a consequence of a lower number of properties owned together with the weakening of the Euro against the SEK. Direct operating expenses for property operations for the three months ended September 30, 2011, were 25% of property revenues, as compared to 32% for the three months ended September 30, 2010.

New BusinessesAdactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 27 million, or 4%, in the three months ended September 30, 2011, to SEK 753 million from SEK 726 million in the three months ended September 30, 2010, mainly due to increased costs of goods sold in Ballingslöv and Blomsterlandet due to increased sales volumes, offset by lower operating costs in Envac due to effective cost control and reduced volumes, together with the strengthening of the SEK. Of the total operating expenses in the three months ended September 30, 2011, SEK 355 million related to Ballingslöv, SEK 202 million related to Blomsterlandet, SEK 190 million related to Envac and SEK 4 million related to Stena Renewable, as compared to SEK 320 million related to Ballingslöv, SEK 178 million related to Blomsterlandet, SEK 221 million related to Envac and SEK 4 million related to Stena Renewable in the three months ended September 30, 2010. Direct operating expenses for Adactum operations for the three months ended September 30, 2011, were 73% of revenues, as compared to 71% for the three months ended September 30, 2010.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 53 million, or 6%, in the three months ended September 30, 2011, to SEK 805 million from SEK 858 million in the three months ended September 30, 2010. The expenses decreased mainly as a result of the weakening of the U.S. dollar and the Euro against the SEK offset by the effects of the consolidation of the Danish travel agency DTF as from January 1, 2011. Total selling and administrative expenses in the three months ended September 30, 2011, were 11% of total revenues, as compared to 12% for the three months ended September 30, 2010.

Depreciation and amortization

Depreciation and amortization charges increased SEK 14 million, or 1%, in the three months ended September 30, 2011, to SEK 953 million from SEK 939 million in the three months ended September 30, 2010, mainly as a result of increased depreciation charges for new vessels delivered, offset by reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drill ships. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, also offset the increase in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, decreased by SEK (509) million in the three months ended September 30, 2011 to SEK (769) million from SEK (260) million in the three months ended September 30, 2010.

Share of affiliated companies’ results in the three months ended September 30, 2011 and 2010, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of September 30, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 26.1% and its interest in the capital of MediaTec was 42.7%.  As of September 30, 2010, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.

Stena AB and Consolidated Subsidiaries

Net gain (loss) on securities in the three months ended September 30, 2011, was SEK (434) million, of which SEK 60 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK (515) million related to net unrealized losses on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended September 30, 2010 was SEK 158 million, of which SEK (114) million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK 248 million related to net unrealized gains on marketable securities and SEK 24 million related to the termination of the financial lease of Stena Carron.

Interest income in the three months ended September 30, 2011, decreased by SEK (31) million to SEK 94 million from SEK 125 million in the three months ended September 30, 2010, due to decreased interest income from SPEs. Interest income for investments in SPEs in the three months ended September 30, 2011, decreased SEK (34) million to SEK 41 million from SEK 78 million in the three months ended September 30, 2010.

Interest expense in the three months ended September 30, 2011, increased by SEK (65) million to SEK (505) million from SEK (440) million due to higher debt outstanding. Interest expense for investments in SPEs in the three months ended September 30, 2011, decreased SEK 11 million to SEK (13) million from SEK (24) million in the three months ended September 30, 2010.

During the three months ended September 30, 2011, the Company had foreign exchange gains, net of SEK 23 million. During the three months ended September 30, 2010, the Company had foreign exchange losses, net of SEK (30) million.

Other financial expense, net, of SEK 25 million for the three months ended September 30, 2011, includes SEK (41) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 66 million related to bunker hedges. Other financial expense, net, of SEK (63) million for the three months ended September 30, 2010 includes SEK (31) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (25) million related to bunker hedges.

Income taxes

Income taxes for the three months ended September 30, 2011, were SEK (175) million, consisting of current taxes of SEK (54) million and deferred taxes of SEK (121) million. Income taxes for the three months ended September 30, 2010 were SEK (26) million, consisting of current taxes of SEK 47 million and deferred taxes of SEK (73) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2011, COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2010

Revenues

Total revenues decreased SEK 237 million, or 1%, in the nine months ended September 30, 2011 to SEK 19,971 million from SEK 20,208 million in the nine months ended September 30, 2010, as a result of decreased revenues in the drilling and property segments, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK, offset by increased revenues in the ferry, shipping and new businesses Adactum segments.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 384 million, or 5%, in the nine months ended September 30, 2011, to SEK 7,558 million from SEK 7,174 million in the nine months ended September 30, 2010, mainly due to increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by reduced revenues from onboard sales as a consequence from lower car and passenger volumes and the effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 731 million, or 13%, in the nine months ended September 30, 2011, to SEK 5,115 million from SEK 5,846 million in the nine months ended September 30, 2010, mainly reflecting the weakening of the U.S. dollar against the SEK, reduced revenues for the rig Stena Tay, which was on SPS, before the sale of the rig,  from June 2011 together with a contract at higher day rates for the rig Stena Carron during the first two quarters of 2010, offset by planned off-hire periods for Stena Don and Stena Clyde, which both undertook five-year SPSs in the first and second quarter of 2010, respectively. In local currency revenues were equal in the nine months ended September 30, 2011 compared to the same period last year.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 121 million, or 6%, in the nine months ended September 30, 2011, to SEK 2,100 million from SEK 1,979 million in the nine months ended September 30, 2010.

Revenues from Tanker operations decreased SEK 51 million, or 3%, in the nine months ended September 30, 2011, to SEK 1,476 million from SEK 1,527 million in the nine months ended September 30, 2010, mainly due to the fact that as from April 2011 14 MR vessels are operating in the joint venture Stena Weco A/S in which the operating results are reported as a net revenue. The operating results, from these vessels, were previously reported gross, with revenues and operating expenses. Revenues also decreased as an effect of the weakening of the U.S. dollar against the SEK, offset by revenues generated from our LNG vessels, one of which was put into operation in May 2011, with the other two put into operation in July 2011. In local currency revenues increased 11% in the nine months ended September 30, 2011, compared to the same period last year. In the nine months ended September 30, 2011, the Company operated an average of 28 tankers (chartered in or owned), as compared to 29 in the nine months ended September 30, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 106 million, or 35%, in the nine months ended September 30, 2011, to SEK 409 million from SEK 303 million in the nine months ended September 30, 2011, mainly due to new charter contracts with Marine Atlantic for Highlanders and Blue Puttees, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 66 million, or 44%, in the nine months ended September 30, 2011, to SEK 215 million from SEK 149 million in the nine months ended September 30, 2010, mainly due to the receipt of USD 10 million (SEK 64.8 million) for a patent infringement in the first quarter of 2011, offset by the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 25 million, or 1%, in the nine months ended September 30, 2011, to SEK 1,767 million from SEK 1,792 million in the nine months ended September 30, 2010, mainly due to a lower number of properties owned together with the weakening of the Euro against the SEK.

New Businesses, Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 12 million in the nine months ended September 30, 2011, to SEK 3,423 million from SEK 3,411 million in the nine months ended September 30, 2010, mainly due to increased revenues from Blomsterlandet, which has increased its market share and also increased its number of shops. Revenues from Stena Renewable also increased due to five new wind power plants near Härnösand in Sweden acquired in April 2010,

Stena AB and Consolidated Subsidiaries

offset by the strengthening of the SEK affecting both Envac and Ballingslöv. Of the total revenues in the nine months ended September 30, 2011, SEK 1,667 million related to Ballingslöv, SEK 910 million related to Blomsterlandet, SEK 769 million related to Envac and SEK 77 million related to Stena Renewable, as compared to SEK 1,674 million related to Ballingslöv, SEK 824 million related to Blomsterlandet, SEK 857 million related to Envac and SEK 56 million related to Stena Renewable for the nine months ended September 30, 2010.

Other income

Net valuation on investment property. As a result of a revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 194 million for the nine months ended September 30, 2011, as compared to gains of SEK 318 million for the nine months ended September 30, 2010, mainly due to an increase in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2011, gains of MSEK 26 were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer. In the nine months ended September 30, 2010, gains of SEK 5 million were recorded on the sale of the RoPax vessel Götaland.

 Net Gain on Sale of Properties. In the nine months ended September 30, 2011, no gain on sale of properties was recorded. In the nine months ended September 30, 2010, gains of SEK 10 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 199 million, or 2%, in the nine months ended September 30, 2011, to SEK 12,405 million from SEK 12,206 million in the nine months ended September 30, 2010, mainly as a result of increased operating expenses in the ferry, drilling and new businesses, Adactum operations, offset by the weakening of the U.S. dollar, Euro and the GBP against the SEK together with lower operating expenses in the property and shipping segments.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 432 million, or 8%, in the nine months ended September 30, 2011, to SEK 5,694 million from SEK 5,262 million in the nine months ended September 30, 2011, mainly due to increased product costs due to the consolidation of the Danish travel agency DTF as from January 1, 2011, and increased expenses for bunker fuel, offset by lower ship costs due to rationalization with less vessels in operation, together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the nine months ended September 30, 2011, were 75% of revenues, as compared to 73% for the nine months ended September 30, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 14 million, or 1%, in the nine months ended September 30, 2011, to SEK 2,047 million from SEK 2,033 million in the nine months ended September 30, 2010. The increase mainly reflects planned off-hire periods for Stena Don and Stena Clyde, as they, in the first and second quarter of 2010, both undertook five-year SPSs, respectively, offset by reduced expenses for the rig Stena Tay, which has been on SPS as from June 2011, together with the weakening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the nine months ended September 30, 2011 were 40% of drilling revenues, as compared to 35% for the nine months ended September 30, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 205 million, or 11%, in the nine months ended September 30, 2011 to SEK 1,606 million from SEK 1,811 million in the nine months ended September 30, 2010.

Direct operating expenses associated with Tanker operations decreased SEK 198 million, or 12%, in the nine months ended September 30, 2011, to SEK 1,440 million from SEK 1,638 million in the nine months ended September 30, 2010, mainly due to the fact that as from April 2011 14 MR vessels are operating in the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The operating results, from these vessels, were previously reported gross, with revenues and operating expenses. Operating expenses were also reduced as an effect of the weakening of the U.S. dollar against the SEK, offset by increased expenses generated from our three LNG vessels, which were in operation as from May and July 2011, respectively. Direct operating expenses for crude oil operations for the nine months ended September 30, 2011, were 98% of revenues, as compared to 107% for the nine months ended September 30, 2010. Direct operating expenses for Tanker

Stena AB and Consolidated Subsidiaries

operations include time-charter costs, which normally are fixed for periods between six months and up to five years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 1 million, or 1%, in the nine months ended September 30, 2011, to SEK 135 million from SEK 134 million in the nine months ended September 30, 2010, mainly due to increased costs of the operating vessels, offset by the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2011, were 33% of revenues, as compared to 44% for the nine months ended September 30, 2010.

Direct operating expenses with respect to Other Shipping decreased SEK 8 million, or 21%, in the nine months ended September 30, 2011 to SEK 31 million from SEK 39 million in the nine months ended September 30, 2010. Direct operating expenses for Other Shipping for the nine months ended September 30, 2011 were 14% of revenues, as compared to 26% for the nine months ended September 30, 2010.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 57 million, or 9%, in the nine months ended September 30, 2011, to SEK 596 million from SEK 653 million in the nine months ended September 30, 2010, mainly due to reduced operating expenses as a consequence of a lower number of properties owned together with the weakening of the Euro against the SEK. Direct operating expenses for property operations for the nine months ended September 30, 2011, were 34% of property revenues, as compared to 36% for the nine months ended September 30, 2010.

New Businesses, Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 12 million in the nine months ended September 30, 2011, to SEK 2,458 million from SEK 2,446 million in nine months ended September 30, 2010, mainly due to increased costs of goods sold in Blomsterlandet due to increased sales volumes, offset by lower operating costs in Envac and Ballingslöv due to effective cost control and reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the nine months ended September 30, 2011, SEK 1,078 million related to Ballingslöv, SEK 801 million related to Blomsterlandet, SEK 558 million related to Envac and SEK 13 million related to Stena Renewable, as compared to SEK 1,064 million related to Ballingslöv, SEK 733 million related to Blomsterlandet, SEK 630 million related to Envac and SEK 10 million related to Stena Renewable in the nine months ended September 30, 2010. Direct operating expenses for Adactum operations for the nine months ended September 30, 2011, were 72% of revenues, the same as for the nine months ended September 30, 2010.

Selling and administrative expenses

Selling and administrative expenses increased SEK 3 million,  in the nine months ended September 30, 2011, to SEK 2,457 million from SEK 2,454 million in the nine months ended September 30, 2010. Costs increased mainly due to the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the nine months ended September 30, 2011, were 12% of total revenues, the same as for nine months ended September 30, 2010.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 61 million, or 2%, in the nine months ended September 30, 2011, to SEK 2,668 million from SEK 2,729 million in the nine months ended September 30, 2010, mainly as a result of reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drillships, offset by increased depreciation charges for new vessels delivered. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, decreased by SEK (230) million in the nine months ended September 30, 2011 to SEK (1,386) million from SEK (1,156) million in the nine months ended September 30, 2010.

Share of affiliated companies’ results in the nine months ended September 30, 2011 and 2010, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of September 30, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 26.1% and its interest in the capital of MediaTec was 42.7%.  As of September 30, 2010, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.

Stena AB and Consolidated Subsidiaries

Net gain (loss) on securities in the nine months ended September 30, 2011, was SEK (242) million, of which SEK 155 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK (460) million related to net unrealized losses on marketable securities and SEK 63 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the nine months ended September 30, 2010 was SEK 5 million, of which SEK (74) million related to net realized losses on marketable securities and equity securities and net losses in investments in SPEs, SEK 5 million related to net unrealized gains on marketable securities and SEK 74 million related to the termination of the financial lease of Stena Carron.

Interest income in the nine months ended September 30, 2011, decreased by SEK (25) million to SEK 332 million from SEK 357 million in the nine months ended September 30, 2010 due to decreased interest income in SPEs offset by increased interest rates from investment securities. Interest income related to investments in SPEs, included in total interest income, in the nine months ended September 30, 2011, decreased SEK (91) million to SEK 170 million from SEK 261 million in the nine months ended September 30, 2010.

Interest expense in the nine months ended September 30, 2011, increased by SEK 56 million to SEK (1,415) million from SEK (1,359) million reflecting higher debt outstanding, offset by decreased interest expenses in SPEs and the weakening of the U.S. dollar and EUR against the SEK. Interest expense for investments in SPEs in the nine months ended September 30, 2011, increased SEK (50) million to SEK (38) million from SEK (88) million in the nine months ended September 30, 2010.

During the nine months ended September 30, 2011, the Company had foreign exchange gains, net, of SEK 23 million. During the nine months ended September 30, 2010, the Company had foreign exchange gains, net, of SEK 47 million.

Other financial income (expense) of SEK (164) million for the nine months ended September 30, 2011, includes SEK (106) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (78) million related to bunker hedges. Other financial income (expense) of SEK (233) million for the nine months ended September 30, 2010 includes SEK (149) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (27) million related to the repurchase of the senior notes 2013.

Income taxes

Income taxes for the nine months ended September 30, 2011, were SEK (246) million, consisting of current taxes of SEK (156) million and deferred taxes of SEK (90) million. Income taxes for the nine months ended September 30, 2010 were SEK (129) million, consisting of current taxes of SEK (126) million and deferred taxes of SEK (3) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. Historically, we have met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of September 30, 2011, we had total cash and marketable securities of SEK 7,737 million as compared with SEK 9,922 million as of December 31, 2010.

For the nine months ended September 30, 2011, net cash flows provided by operating activities amounted to SEK 4,662 million, as compared to SEK 3,482 million in the first nine months ended September 30, 2010. The increase in cash flows from operating activities principally reflects improved working capital management and cash flows from trading securities offset by the decline in our net income. For the nine months ended September 30, 2011, cash flows used in investing activities amounted to SEK (6,874) million, including SEK (8,883) million related to capital expenditures. For the nine months ended September 30, 2010, cash flows used in investing activities amounted to SEK (7,070) million, including SEK (7,758) million related to capital expenditures. Cash flows provided from financing activities for the nine months ended September 30, 2011 amounted to SEK 2,016 million. For the nine months ended September 30, 2010, cash flows provided by financing activities amounted to SEK 4,391 million.

Total construction in progress as of September 30, 2011, was SEK 6,225 million, as compared to SEK 6,541 million as of December 31, 2010. The remaining capital expenditure commitment for new buildings on order as of September 30, 2011, was SEK 3,504 million, of which SEK 610 million is due during 2011, SEK 2,631 million is due during 2012 and SEK 262 million is due during 2013. Financing for approximately 89% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of September 30, 2011, was SEK 51,299 million, excluding debt in SPEs, as compared with SEK 47,964 million as of December 31, 2010. Interest bearing debt in SPEs as of September 30, 2011, was SEK 4,135 million as compared with SEK 5,140 million as of December 31, 2010. As of September 30, 2011, $755 million was utilized under our $1 billion revolving credit facility, including $24 million used for issuing bank guarantees and letters of credit. As of December 31, 2010, $909 million was utilized under our $1 billion revolving credit facility, including $25 million used for issuing bank guarantees and letters of credit. As of September 30, 2011, $134 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) compared to $107 as of December 31, 2010. As of September 30, 2011, the SEK 450 million facility in Adactum was fully utilized compared to SEK 418 million as of December 31, 2010. During 2010, we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. As of September 30, 2011 this facility was utilized with SEK 3,411 million , compared to no utilization as of December 31, 2010.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings, other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the nine months ended September 30, 2011, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the new businesses Adactum segment, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. In April 2010, we redeemed the total $153 million outstanding principal amount of our Senior Notes due 2013 at a price of 102.5%. As of December 31, 2010, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

As of September 30, 2011, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7925, the noon buying rate on September 30, 2011.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Nine month period ended
	September 30, 2010	September 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,174	7,558	1,113
Drilling	5,846	5,115	753
Shipping	1,979	2,100	309
Property	7	6	1
Other	5	8	1
Total revenues	15,011	14,787	14,787

Net gain on sales of assets	4	27	4
Total other income	4	27	4

Direct operating expenses:
Ferry operations	(5,262)	(5,694)	(838)
Drilling	(2,033)	(2,047)	(301)
Shipping	(1,811)	(1,606)	(237)
Property	(4)	(3)	(0)
Other	(2)	(5)	(1)
Total direct operating expenses	(9,112)	(9,355)	(1,377)

Selling and administrative expenses	(1,610)	(1,646)	(243)
Depreciation and amortization	(2,568)	(2,514)	(370)

Total operating expenses	(13,290)	(13,515)	(1,990)

Income from operations	1,725	1,299	191
Financial income and expenses:
Dividends received	13	14	2
Gain (loss) on securities, net	(66)	(211)	(31)
Interest income	116	202	30
Interest expense	(828)	(863)	(127)
Foreign exchange gains (losses), net	35	25	4
Other financial income (expenses), net	(118)	(86)	(13)

Total financial income and expenses	(848)	(919)	(135)

Income after financial income and expenses	877	380	56

Non-controlling interest	-	(5)	(1)

Income before tax	877	375	55
Income taxes	114	(65)	(10)

Net income	991	310	45

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2010	September 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	262	806	119
Tangible fixed assets:
Vessels	28,753	35,756	5,264
Construction in progress	6,277	5,710	840
Equipment	1,580	1,413	208
Ports	1,042	1,011	149
Property	498	543	80
Total tangible fixed assets	38,150	44,433	6,541
Financial fixed assets:
Marketable securities	789	543	80
Intercompany accounts, noncurrent	6,100	5,997	883
Other assets	7,169	7,182	1,057
Total noncurrent assets	52,470	13,722	2,020
Current assets:
Inventories	290	225	33
Trade debtors	2,051	2,380	351
Other receivables	977	996	147
Intercompany accounts, current	270	-	-
Prepaid expenses and accrued income	1,450	1,087	160
Short-term investments	3,613	2,276	335
Cash and cash equivalents	727	818	120
Total current assets	9,378	7,782	1,146

Total assets	61,848	66,743	9,826

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	22,298	22,324	3,287
Equity attributable to shareholders of the company	22,303	22,329	3,288
Non-controlling interest	103	107	16
Total Equity	22,406	22,436	3,304

Noncurrent liabilities:
Deferred income taxes	943	924	136
Other provisions	2,445	2,209	325
Long-term debt	22,866	25,594	3,768
Senior notes	6,256	6,370	938
Capitalized lease obligations	1,639	1,574	232
Other noncurrent liabilities	874	1,173	172
Total noncurrent liabilities	35,023	37,844	5,571
Current liabilities:
Short-term debt	1,376	1,358	200
Capitalized lease obligations	223	227	33
Trade accounts payable	557	856	126
Income tax payable	105	97	14
Other liabilities	571	1,493	220
Intercompany accounts, current	-	755	111
Accrued costs and prepaid income	1,587	1,677	247
Total current liabilities	4,419	6,463	951

Total shareholders’ equity and liabilities	61,848	66,743	9,826

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Nine month period ended
	September 30, 2010	September 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	991	310	45
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,568	2,514	370
Gain on sale assets	(4)	(27)	(4)
(Gain) on securities, net	66	211	31
Unrealized foreign exchange (gains) losses	(2)	200	29
Deferred income taxes	(182)	(32)	(4)
Non-controlling interest	-	5	1
Other non-cash items	(167)	74	11
Provision for pensions	(155)	(163)	(24)
Net cash flows from trading securities	(101)	154	23
Changes in working capital	(102)	804	118
Net cash provided byoperating activities	2,912	4,050	596

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(21)	(3)
Cash proceeds from sale of property, vessels and equipment	29	40	6
Capital expenditure on property, vessels and equipment	(7,033)	(7,749)	(1,141)
Purchase of subsidiaries, net of cash acquired	(127)	(140)	(21)
Proceeds from sale of securities	53	110	16
Purchase of securities	(258)	(86)	(13)
Other investing activities	(76)	(106)	(16)
Net cash used in investing activities	(7,427)	(7,952)	(1,172)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,004	29	4
Principal payments on debt	(2,515)	(928)	(136)
Net change in borrowings on line-of-credit agreements	3,289	3,146	463
Proceeds from new capitalized lease obligations………………………..	662	-	-
Principal payments on capital lease obligations	(46)	(100)	(15)
Net change in restricted cash accounts	(1,048)	1,177	173
Intercompany accounts	15	731	108
Dividends paid	(316)	(240)	(35)
Other financing activities	70	141	21
Net cash provided by financing activities	5,115	3,956	583

Effect of exchange rate changes on cash and cash equivalents	(41)	37	6

Net change in cash and cash equivalents	559	91	13

Cash and cash equivalents at beginning of period	568	727	107

Cash and cash equivalents at end of period	1,127	818	120

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

Nine month period ended
September 30, 2010	September 30, 2011
SEK	SEK	$
(in millions)

OTHER DATA:

Adjusted EBITDA	4,409	4,015	591

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Nine month period ended
	September 30, 2010	September 30, 2011
	SEK	SEK	$
	(in millions)
Income from operations	1,725	1,299	191
Adjustments:
Interest income	116	202	30
Depreciation and amortization	2,568	2,514	370
Adjusted EBITDA	4,409	4,015	591
Adjustments:
Gain on sale of vessels	(4)	(27)	(4)
Net cash flows from trading securities	(101)	154	23
Interest expense	(828)	(863)	(127)
Unrealized foreign exchange (gains) losses	(2)	200	29
Provisions for pensions	(155)	(163)	(24)
Other non cash items	(167)	74	11
Changes in working capital	(102)	804	118
Other items	(138)	(144)	(21)
Net cash provided by operating activities	2,912	4,050	596